SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         -------------------------------
                                AMENDMENT NO. 10
                                       TO
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                               (AMENDMENT NO. 12)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         -------------------------------
                      GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                            (Name of Subject Company)

                                 WHX CORPORATION
                              GT ACQUISITION CORP.
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $.25 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   379335 10 2
                      (CUSIP Number of Class of Securities)

                                MR. RONALD LABOW
                              CHAIRMAN OF THE BOARD
                                 WHX CORPORATION
                              110 EAST 59TH STREET
                               NEW YORK, NY 10022
                            TELEPHONE: (212) 355-5200
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                                 with a copy to:


                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                            TELEPHONE: (212) 753-7200

                  This Statement amends and supplements (i) the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on December 17, 1998, by GT Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of WHX Corporation, a Delaware corporation (the "Parent"), to purchase all of the outstanding shares of Common Stock, par value $0.25 per share (the "Shares"), of Global Industrial Technologies, Inc. (the "Company"), including the associated Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, dated as of October 31, 1995, as amended on February 16, 1998, September 18, 1998, October 5, 1998 and February 9, 1999 (as so amended, the "Rights Agreement"), between the Company and The Bank of New York, as Rights Agent, at a price of $10.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 17, 1998 (the "Offer to Purchase"), as amended by the Supplement thereto dated May 21, 1999 (the "Supplement") and the related revised Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer") and (ii) the Schedule 13D filed by the Parent, the Purchaser and Wheeling Pittsburgh Capital Corp., a wholly owned subsidiary of the Parent, with respect to the Shares. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule 14D-1.

ITEM 10.   ADDITIONAL INFORMATION.

                  Item 10 is hereby amended and supplemented by adding thereto the following:

                  On May 26, 1999, the Parent issued a press release in response to the Company's recent rejection of the Offer and the postponement of the Company's annual meeting. The foregoing description of the press release is qualified in its entirety by reference to a copy of the press release which is attached hereto as Exhibit (a)(22) and is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

Item 11 is hereby amended and supplemented by adding thereto the following

        (a)  (22)   Text of press release of WHX Corporation dated May 26, 1999.

                                    SIGNATURE


                  After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 26, 1999
                                         WHX CORPORATION


                                         By: /s/ Stewart E. Tabin
                                            ------------------------------------
                                            Name:   Stewart E. Tabin
                                            Title:  Assistant Treasurer



                                         GT ACQUISITION CORP.


                                         By: /s/ Stewart E. Tabin
                                            ------------------------------------
                                             Name:   Stewart E. Tabin
                                             Title:  Vice President

                                  EXHIBIT INDEX



EXHIBIT
NUMBER                                                                      PAGE
--------------------------------------------------------------------------------


 (a)  (22)     Text of press release of WHX Corporation dated May 26, 1999.   5